Exhibit 99.1

Kofax Reports Financial Results for the Second Quarter and Six Months Ended December 31, 2013

IRVINE, Calif.--(BUSINESS WIRE)--February 4, 2014--Kofax® Limited (NASDAQ and LSE: KFX), a leading provider of smart process applications for the business critical First Mile™ of customer interactions, today reported its unaudited financial results for the second quarter and six months ended December 31, 2013.

IFRS Financial Highlights:

  Software license revenue increased 21.4% to $30.4 million (Prior Year or PY: $25.0 million), and for the six months increased 16.3% to $54.8 million (PY: $47.1 million)
  Total revenues increased 16.2% to $74.0 million (PY: $63.7 million), and for the six months increased 12.6% to $139.5 million (PY: $123.8 million)
  Income from operations increased 18.7% to $4.5 million (PY: $3.8 million) or a 6.1% margin (PY: 6.0%), and for the six months increased 1.2% to $3.9 million (PY: $3.9 million) or a 2.8% margin (PY: 3.1%)
  Diluted earnings per share (EPS) was $0.03 (PY: $0.01), and for the six months was $0.05 (PY: $0.00)
  Cash generated (used) by operations was ($0.2) million (PY: $0.6 million), and for the six months was $18.2 million (PY: $9.2 million)
  Quarter end cash was $81.2 million (PY: $87.0 million)

Non-IFRS Financial Highlights:

  Software license revenue increased 30.0% to $32.6 million (PY: $25.1 million), and for the six months increased 23.9% to $58.5 million (PY: $47.2 million)
  Total revenues increased 20.7% to $77.0 million (PY: $63.9 million), and for the six months increased 16.6% to $144.6 million (PY: $124.0 million)
  Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) increased 29.1% to $13.0 million (PY: $10.1 million) or a 16.8% margin (PY: 15.7%), and for the six months increased 30.3% to $21.3 million (PY: $16.3 million) or a 14.7% margin (Prior Year: 13.2%)
  Adjusted diluted EPS was $0.08 (PY: $0.07), and for the six months was $0.13 (PY: $0.10)
  Adjusted cash generated (used) by operations was $3.9 million (PY: $3.6 million), and for the six months was $23.7 million (PY: $14.9 million)

A summary of Kofax’s unaudited revenues and adjusted EBITDA for the second quarter and six months compared to the prior year on both an IFRS and non-IFRS basis is as follows:

	IFRS
	Quarter			Six Months
Unaudited		Y/Y	%		Y/Y	%
	$M	Change	Total	$M	Change	Total
Software Licenses	30.4	21.4%	41.0%	54.8	16.3%	39.3%
Maintenance Services	33.5	8.7%	45.3%	65.6	8.1%	47.0%
Professional Services	10.1	29.1%	13.7%	19.1	18.9%	13.7%
Total Revenues	74.0	16.2%	100.0%	139.5	12.6%	100.0%
Income from Operations	4.5	18.7%		3.9	1.2%
Margin	6.1%	2.2%		2.8%	-10.1%

	Non-IFRS
	Quarter			Six Months
Unaudited		Y/Y	%		Y/Y	%
	$M	Change	Total	$M	Change	Total
Software Licenses	32.6	30.0%	42.3%	58.5	23.9%	40.5%
Maintenance Services	33.8	9.3%	43.9%	66.2	8.9%	45.8%
Professional Services	10.6	35.6%	13.8%	19.9	24.1%	13.7%
Total Revenues	77.0	20.7%	100.0%	144.6	16.6%	100.0%
Adjusted EBITDA	13.0	29.1%		21.3	30.3%
Margin	16.8%	7.0%		14.7%	11.8%

Operating Highlights:

  Closed an increasing number of mid-sized software license transactions:
    50 greater than $100,000 (PY: 32) and 2 greater than $1 million (PY: 2), and for the six months 85 greater than $100,000 (PY: 70) and 4 greater than $1 million (PY: 3)
    These periods again included two of the largest sales in the history of the Company at $7.6 million to a U.S. government agency during the first quarter and $3.7 million to a major global insurance company based in the U.S. during the second quarter
    “Legacy capture” software license revenue increased 17.7% and “mobile and new or acquired products” increased 107.4%, and for the six months 13.0% and 100.8%, respectively, on a Non IFRS basis
  Launched numerous new software products and releases, including:
    Kofax TotalAgility™ 7.0, which the Company believes is the first unified platform for the development and deployment of smart process applications and has been well received to date
    Kofax AP Automation, which can be used with any accounting or ERP system and offers “out-of-the-box” integration with Microsoft Dynamics AX, Kofax Mailroom Automation and Kofax Customer Onboarding solutions, all built on the Kofax TotalAgility 7.0 platform
    An update to Kofax Medical Claims Add-on Pack to support Centers for Medicare and Medicaid (CMS) regulations related to the Affordable Care Act taking effect in January 2014
    Kapow Enterprise 9.3, which features a redesigned interface to simplify the user experience and encompass the entire information supply chain from data acquisition to enrichment, persistence, exploration and distribution
  Continued receiving recognition for Kofax’s software products and solutions from independent sources, including:
    DM Magazine recognized Kofax TotalAgility as a Product of the Year in its 2013 Document Manager Awards
    Mortgage banking executives selected Kofax Mobile Capture™ for Mortgage Banking Magazine’s 2013 "Harnessing Mobile Award”
    Attendees at FinovateAsia 2013 in Singapore voted Kofax Mobile Capture Best of Show
    Database Trends and Applications Magazine named Kapow Enterprise 9.3 as a Trendsetting Product of 2014
    The Analyst One web site included Kapow’s platform on its list of 24 breakthrough technologies every analyst should be aware of
  Received an extension to patent number 8,345,981 from the United States Patent and Trademark Office covering reverse matching technology to determine the validity of data extracted from documents captured using a mobile device and correcting erroneous or suspicious data, thus ensuring its accuracy
  Welcomed Grant Johnson as the Company’s new Chief Marketing Officer
  Extended the term of the Company’s existing, undrawn $40.0 million revolving line of credit facility with Bank of America Merrill Lynch to June 30, 2016
  Implemented corporate structure changes to create a new parent corporation for Kofax, which maintains a premium listing on the London Stock Exchange and listed on NASDAQ effective as of December 5, 2013
  Two full service securities brokerage firms based in the U.S. initiated financial analyst coverage on Kofax

Commenting on these results, Reynolds C. Bish, Chief Executive Officer, said: “We’re pleased with our performance during the second quarter and first half of this fiscal year, which was in line with our expectations for those periods as well as our previous revenue growth guidance for fiscal year 2014. We continue to invest in strengthening and growing our sales organization and expanding our research and development efforts in order to drive faster software license revenue growth in the future. We continue to realize improved sales execution across all geographies and product lines, including our legacy capture as well as mobile and new or acquired product offerings in the faster growing segments of our target markets, and the introduction of additional new product and solution offerings. We’re therefore sufficiently confident in our outlook to reaffirm our previous revenue growth guidance and now provide adjusted EBITDA margin guidance for fiscal year 2014 on a constant currency basis as follows:

	IFRS	Non-IFRS
Software License Revenue Growth	Low Double Digits	Mid to High Teens
Total Revenues Growth	Mid to High Single Digits	Low Double Digits
Adjusted EBITDA Margin	12.5 – 13.5%	14.5 – 15.5%

Webcast

Chief Executive Officer Reynolds C. Bish and Chief Financial Officer Jamie Arnold will present these results and conduct a question and answer session in the London offices of FTI Consulting today at 1:00 p.m. U.K. time / 8:00 a.m. U.S. Eastern Standard time.

A live webcast and accompanying presentation can be listened to and viewed, and questions can be asked via the webcast console instant messaging facility, through the investor relations section of the Company’s website at: http://investor.kofax.com/events.cfm.

The audio only portion of the webcast can be listened to and questions can be verbally asked as follows:

	Live	Replay	Access Code
U.K.	+44 (0) 1452 555566	+44 (0)1452 550000	31147206
U.S.	+1 (866) 966 9439	+1 (866) 247 4222	31147206

A replay of the webcast and a transcript of the presentation will be posted on the Company’s investor relations site by 5:00 p.m. U.K. time / 12:00 p.m. U.S. Eastern Standard Time on February 5.

About Kofax

Kofax Limited is a leading provider of innovative smart capture and process automation software and solutions for the business critical First Mile of customer interactions. These begin with an organization’s systems of engagement, which generate real time, information intensive communications from customers, and provide an essential connection to their systems of record, which are typically large scale, rigid enterprise applications and repositories not easily adapted to more contemporary technology. Success in the First Mile can dramatically improve an organization’s customer experience and greatly reduce operating costs, thus driving increased competitiveness, growth and profitability. Kofax software and solutions provide a rapid return on investment to more than 20,000 customers in financial services, insurance, government, healthcare, business process outsourcing and other markets. Kofax delivers these through its own sales and service organization, and a global network of more than 800 authorized partners in more than 75 countries throughout the Americas, EMEA and Asia Pacific. For more information, visit kofax.com.

Safe Harbor Statement

This document contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are subject to risks and uncertainties that could cause actual results to vary materially from those projected in the forward looking statements. The Company may experience significant fluctuations in future operating results due to a number of economic, competitive, and other factors, including, among other things, our reliance on third-party manufacturers and suppliers, government agency budgetary and political constraints, new or increased competition, changes in market demand, and the performance or reliability of our products. These factors and others could cause operating results to vary significantly from those in prior periods, and those projected in forward looking statements. Additional information with respect to these and other factors, which could materially affect the Company and its operations, are included in certain forms the Company has filed with the Securities and Exchange Commission.

Non-IFRS Financial Measures

Management uses financial measures, both IFRS and non-IFRS, in analyzing and assessing the overall performance of the business and making operational decisions. We have provided and believe that the non-IFRS financial measures and supplemental reconciliation to IFRS financial measures are useful to investors and other users of our financial statements because the non-IFRS financial measures may be used as additional tools to compare our performance across peer companies, periods and financial markets. Please refer to the Chief Financial Officer’s Review for a discussion of the non-IFRS financial measures and supplemental reconciliation to IFRS financial measures for more information regarding the non-IFRS measures.

Company Names

Except as otherwise required by the context, references to “Kofax,” “the Company,” “we,” “us” and “our” are to (1) Kofax plc, a company organized under the laws of the U.K. and listed on the London Stock Exchange, or Kofax U.K., for all periods prior to December 5, 2013, and (2) Kofax Limited, a company organized under the laws of Bermuda and listed on the London Stock Exchange and NASDAQ, or Kofax Bermuda, for all periods thereafter.

© 2014 Kofax Limited “Kofax” is a registered trademark and “First Mile”, “TotalAgility” and “Kofax Mobile Capture” are trademarks of Kofax Limited. All other trademarks are the property of their respective owners.

Chief Executive Officer’s Review

Financial Performance

During the second quarter and six months ended December 31, 2013, we continued to progressively realize the benefits expected to result from the October 2012 reorganization of our sales force to better focus its resources, improve its execution and productivity, increase the number of mid-sized software license transactions and reduce our reliance on large, seven figure sales.

Non-IFRS software license revenues increased 30.0% to $32.6 million, and for the six months increased 23.9% to $58.5 million, and non-IFRS total revenues increased 20.7% to $77.0 million, and for the six months increased 16.6% to $144.5 million.

During these periods we closed an increasing number of mid-sized software license transactions, as outlined below:

	Quarter		Six Months
	FY13	FY14	FY13	FY14
Sales > $100,000	32	50	70	85
Sales > $1 million	2	2	3	4

The second quarter and six months ended December 31, 2013 once again included two of the largest sales in the history of the Company. One was for $7.6 million to a U.S. government agency during the first quarter, and another for $3.7 million to a major global insurance company based in the U.S. during the second quarter.

We were very pleased with the “legacy capture” software license revenue growth rate, and we continued to realize significantly faster growth in the “mobile and new or acquired products” portion of our business. Legacy capture software license revenue increased 17.7%, and mobile and new or acquired products increased 107.4%, and for the six months 13.0% and 100.8%, respectively, on a non-IFRS basis. Part of the mobile and new or acquired products software license revenue growth was attributable to the contributions of the Altosoft and Kapow acquisitions during calendar year 2013, but it was nonetheless impressive without that effect, and bookings in this part of our business were even stronger.

During the second quarter we closed a $1.25 million smart process application software license sale to a major global financial services company based in Western Europe that we believe will be delivered and recognized as revenue during the current quarter ending March 31, 2014. This solution is being built on Kofax Total Agility 7.0, so this sale is an early and very positive indicator of this exciting new product’s market potential.

In addition, during January 2014 we closed a $950K mobile software license sale to one of the five largest U.S. based banks, which included the recently announced Kofax Mobile Capture Platform, and frameworks for Mobile Bill Pay and Mobile Check Deposit apps.

While the increased number of mid-sized software license transactions and both “legacy capture” and “mobile and new or acquired products” software license revenue growth rates are encouraging, we cannot guarantee that these metrics will continually improve on a sequential quarter over quarter basis. We therefore caution readers to consider and evaluate these metrics on the basis of longer term trends rather than variations arising from a single quarter’s results.

As a result of this revenue growth and prudently managing our operating expenses, non- IFRS adjusted EBITDA increased 29.1% to $13.0 million or a 16.8% margin, and for the six months increased 30.3% to $21.3 million or a 14.7% margin.

We ended the second quarter with cash of $81.2 million and reported adjusted cash generated from operations of $3.9 million for the quarter and $23.7 million for the six months. In addition, our existing, undrawn $40.0 million revolving line of credit facility with Bank of America Merrill Lynch remains available and has been extended to June 30, 2016.

During the second quarter we also implemented the corporate structure changes to create a new parent corporation for Kofax, which continues to maintain a premium listing on the London Stock Exchange, and we listed on NASDAQ effective as of December 5, 2013 through the offering of 2.3 million new common shares. All Kofax common shares now trade on and between both exchanges, and this has to date resulted in a higher share price and increased trading volumes and liquidity in our common shares. Following the NASDAQ listing, we were pleased to see two full service securities brokerage firms based in the U.S. initiate financial analyst coverage on the Company. We expect additional U.S. firms to initiate coverage during fiscal year 2014.

As a result of the foregoing, our balance sheet remains strong, we have the resources needed to fund organic revenue growth while executing our acquisition strategy and we have access to the world’s leading financial markets for technology companies.

Changes in currency exchange rates did not have a material effect on our financial performance during the second quarter and six months ended December 31, 2013.

All of the foregoing was in line with our expectations for the second quarter and six months ended December 31, 2013. In light of these results and financial position, we remain confident in our business and optimistic about our future.

Operating Highlights

Our investments in research and development allowed us to successfully launch a number of new software products and solutions during the second quarter, including:

  Kofax TotalAgility™ 7.0, which the Company believes is the first unified platform for the development and deployment of smart process applications and has been well received to date
  Kofax AP Automation, which can be used with any accounting or ERP system and offers “out-of-the-box” integration with Microsoft Dynamics AX, Kofax Mailroom Automation and Kofax Customer Onboarding solutions, all built on the Kofax TotalAgility 7.0 platform
  An update to Kofax Medical Claims Add-on Pack to support Centers for Medicare and Medicaid (CMS) regulations related to the Affordable Care Act taking effect in January 2014
  Kapow Enterprise 9.3, which features a redesigned interface to simplify the user experience and encompass the entire information supply chain from data acquisition to enrichment, persistence, exploration and distribution

These investments also resulted in the issuance of an extension to Kofax’s patent number 8,345,981 from the United States Patent and Trademark Office. This covers reverse matching technology to determine the validity of data extracted from documents captured using a mobile device and correcting erroneous or suspicious data, thus ensuring its accuracy.

During the second quarter we were also pleased to continue receiving widespread recognition for our software products and solutions, including:

  DM Magazine recognized Kofax TotalAgility as a Product of the Year in its 2013 Document Manager Awards
  Mortgage banking executives selected Kofax Mobile Capture™ for Mortgage Banking Magazine’s 2013 "Harnessing Mobile Award”
  Attendees at FinovateAsia 2013 in Singapore voted Kofax Mobile Capture Best of Show
  Database Trends and Applications Magazine named Kapow Enterprise 9.3 as a Trendsetting Product of 2014
  The Analyst One web site included Kapow’s platform on its list of 24 breakthrough technologies every analyst should be aware of

Finally, we welcomed Grant Johnson as our new Chief Marketing Officer, who brings extensive and very relevant global senior management and enterprise software marketing experience to Kofax.

Guidance

We’re pleased with our performance during the second quarter and first half of this fiscal year, which was in line with our expectations for those periods as well as our previous revenue growth guidance for fiscal year 2014. We continue to invest in strengthening and growing our sales organization and expanding our research and development efforts in order to drive faster software license revenue growth in the future. We also continue to realize improved sales execution across all geographies and product lines, including our legacy capture as well as mobile and new or acquired product offerings in the faster growing segments of our target markets, and the introduction of additional new product and solution offerings. We’re therefore sufficiently confident in our outlook to reaffirm our previous revenue growth guidance and now provide adjusted EBITDA margin guidance for fiscal year 2014 on a constant currency basis as follows:

	IFRS	Non-IFRS
Software License Revenue Growth	Low Double Digits	Mid to High Teens
Total Revenues Growth	Mid to High Single Digits	Low Double Digits
Adjusted EBITDA Margin	12.5 – 13.5%	14.5 – 15.5%

Non-IFRS guidance does not reflect the write off of substantially all of the deferred revenues of acquired companies as of their acquisition dates as a result of IFRS purchase accounting guidelines.

Thank You

Our performance is the direct result of the dedication and hard work of our valued employees, indirect channel partners and suppliers, and the continued support of our customers and shareholders. I would like to once again use this opportunity to sincerely thank all of these stakeholders for their on-going contributions to our success.

Reynolds C. Bish
Chief Executive Officer
February 4, 2014

Chief Financial Officer’s Review

The first half of fiscal year 2014 continued the trends which began to emerge in the second half of the fiscal year 2013. For both the three months and six months ended December 31, 2013, we generated growth in every revenue line item and every geography. We expanded our sales organization, particularly the number of quota carrying sales reps, as well as invested in our product development organization both, of which position us for continued growth. We significantly enhanced our product set with the acquisition of Kapow in July and the introduction of Kofax Total AgilityTM 7.0 in October. Finally, we strengthened our balance sheet with the extension of our $40.0 million revolving line of credit, and increased the liquidity in our shares and enhanced shareholder value when we completed our NASDAQ listing on December 5, 2013. On December 5, 2013, Kofax (U.K.) became a wholly-owned subsidiary of Kofax (Bermuda). Kofax (Bermuda) was incorporated solely for this purpose. The scheme of arrangement will have no effect on the manner in which our business is conducted and the results continue to present the results of the Group applying the appropriate accounting principles.

There are a couple of items I want to note before continuing with my review. First, we are and in the future will be providing three month and year-to-date financial information and statements. Second, with the exception of the section titled “Discussion of Non-IFRS Measures”, the Chief Financial Officer’s refers to IFRS financial measures.

Revenues

The following tables present revenues by financial statement line, as well as in total for each of our geographic regions:

	Three Months Ended December 31,			% of Total Revenues
	2013	2012	% Change	2013	2012
	($ in thousands, except percentages)

Software license	$30,385	$25,017	21.4%	41.0%	39.3%
Maintenance services	33,491	30,804	8.7%	45.3%	48.3%
Professional services	10,173	7,883	29.1%	13.7%	12.4%
Total revenues	$74,049	$63,704	16.2%	100.0%	100.0%

	Three Months Ended December 31,			% of Total Revenues
	2013	2012	% Change	2013	2012
	($ in thousands, except percentages)
Americas	$41,354	$34,520	19.8%	55.8%	54.2%
EMEA	27,756	24,839	11.7%	37.5%	39.0%
Asia Pacific	4,939	4,345	13.7%	6.7%	6.8%
Total revenues	$74,049	$63,704	16.2%	100.0%	100.0%

	Six Months Ended December 31,			% of Total Revenues
	2013	2012	% Change	2013	2012
	($ in thousands, except percentages)

Software license	$54,829	$47,149	16.3%	39.3%	38.1%
Maintenance services	65,588	60,680	8.1%	47.0%	49.0%
Professional services	19,043	16,010	18.9%	13.7%	12.9%
Total revenues	$139,460	$123,839	12.6%	100.0%	100.0%

Americas	$78,850	$67,109	17.5%	56.6%	54.2%
EMEA	51,498	47,683	8.0%	36.9%	38.5%
Asia Pacific	9,112	9,047	0.7%	6.5%	7.3%
Total revenues	$139,460	$123,839	12.6%	100.0%	100.0%

Software license revenues increased $5.4 million, or 21.4%, in the three months ended December 31, 2013, due to a $3.8 million increase in our legacy capture products and a $1.6 million increase in mobile and new or acquired products. Software license revenues increased $3.1 million in Americas, $1.4 million in EMEA, and $0.9 million in Asia Pacific.

Software license revenues increased $7.7 million, or 16.3%, in the six months ended December 31, 2013, due to a $5.5 million increase in our legacy capture products and a $2.4 million increase in our mobile and new or acquired products. Software license revenues increased $4.9 million in Americas, $2.1 million in EMEA, and $0.7 million in Asia Pacific.

Maintenance services revenue increased $2.7 million, or 8.7%, in the three months ended December 31, 2013 due to an increase of $1.3 million or 8.4% in the Americas and $1.5 million or 11.6% in EMEA offset by a decrease of $0.1 million or 6.7% in Asia Pacific. In the six months ended December 31, 2013, maintenance services revenue increased $4.9 million, or 8.1%, due to an increase of a $2.5 million or 8.2% in the America and $2.8 million or 10.8% in EMEA offset by a decrease of $0.4 million or 9.3% in Asia Pacific. The increase in maintenance services revenue is primarily due to continued high maintenance contract renewal rates and the expansion of our installed base from prior quarter software license sales and to a lesser extent, maintenance revenues from our acquisition of Kapow and Altosoft.

Professional services revenue increased $2.3 million, or 29.1%, in the three months ended December 31, 2013 due to an increase of $2.4 million or 64.8% in the Americas offset by a decrease of $0.1 million in EMEA and Asia Pacific or a 1.1% and 11.5% decrease, respectively. In the six months ended December 31, 2013, professional services revenue increased $3.0 million, or 18.9%, due to an increase of $4.4 million or 60.5% in the Americas offset by a decrease of $1.1 million or 15.0% in EMEA and $0.3 million or 14.5% in Asia Pacific. The increase in professional services revenue is primarily due to incremental professional services arrangements from our acquisition of Kapow as well as several large capture projects in the Americas.

Costs and Expenses

Cost of Software Licenses

Cost of software licenses primarily consists of royalties to third-party software developers as well as personnel costs related to the distribution of our software licenses and associated costs such as facilities and related overhead charges.

The following table reflects cost of software license revenues, in dollars and as a percentage of software license revenues:

	Three Months Ended December 31,		Change		Six Months Ended December 31,		Change
	2013	2012	$	%	2013	2012	$	%
	(in thousands, except percentages)
Cost of software license	$ 3,029	$ 2,295	$ 734	32.0%	$ 5,685	$ 4,726	$ 959	20.3%
% of software license revenues	10.0%	9.2%			10.4%	10.0%

Cost of software licenses increased by $0.7 million, or 32.0%, in the three months ended December 31, 2013 and $1.0 million, or 20.3%, in the six months ended December 31, 2013 which is generally the result of increases in software license revenues as well as a shift to more royalty bearing products. Royalty costs vary by product, as applicable, and accordingly, the cost of software licenses as a percentage of the software license revenues can fluctuate based on the mix of software licenses sold.

Cost of Maintenance Services

Cost of maintenance services primarily consists of personnel costs for our staff who respond to customer inquiries as well as associated costs such as facilities and related overhead charges. The following table shows cost of maintenance services, in dollars and as a percentage of maintenance services revenue:

	Three Months Ended December 31,		Change		Six Months Ended December 31,		Change
	2013	2012	$	%	2013	2012	$	%
	(in thousands, except percentages)
Cost of maintenance services	$ 5,079	$ 4,537	$ 542	11.9%	$ 9,886	$ 8,763	$ 1,123	12.8%
% of maintenance services revenue	15.2%	14.7%			15.1%	14.4%

Cost of maintenance services increased $0.5 million, or 11.9%, in the three months ended December 31, 2013 as we increased our technical support organization to support a larger installed base as well as to support Altosoft and Kapow customers. Cost of maintenance services increased $1.1 million, or 12.8%, in the six months ended December 31, 2013 as we increased our technical support organization to support a larger installed base as well as to support Altosoft and Kapow customers.

Cost of Professional Services

Cost of professional services primarily consists of personnel costs for our staff of consultants and trainers, other associated costs such as facilities and related overhead charges, travel related expenses and the cost of contractors, whom we engage from time to time to assist us in delivering professional services.

The following table shows cost of professional services, in dollars and as a percentage of professional services revenue:

	Three Months Ended December 31,		Change		Six Months Ended December 31,		Change
	2013	2012	$	%	2013	2012	$	%
	(in thousands, except percentages)
Cost of professional services	$ 8,218	$ 7,205	$ 1,013	14.1%	$ 15,847	$ 14,130	$ 1,717	12.2%
% of professional services revenue	80.8%	91.4%			83.2%	88.3%

Cost of professional services increased $1.0 million, or 14.1%, in the three months ended December 31, 2013 primarily due to a $0.4 million increase in compensation costs largely associated with our acquisitions of Altosoft and Kapow. Cost of professional services increased $1.7 million, or 12.2%, in the six months ended December 31, 2013 due to a $0.5 million increase in compensation costs largely for that same reason. Our gross margin on professional services increased 10.6% and 5.1% in the three months and six months ended December 31, 2013, respectively as we were able to better utilize our professional services staff.

Research and Development

Research and development expenses consist primarily of personnel costs incurred in connection with the design, development, testing and documentation of our software products and technology as well as associated costs such as facilities and related overhead charges. All research and development expenses are expensed as incurred. The following table shows research and development expense, in dollars and as a percentage of total revenues:

	Three Months Ended December 31,		Change		Six Months Ended December 31,		Change
	2013	2012	$	%	2013	2012	$	%
	(in thousands, except percentages)
Research and development	$ 9,951	$ 8,433	$ 1,518	18.0%	$ 19,028	$ 16,904	$ 2,124	12.6%
% of total revenues	13.4%	13.2%			13.6%	13.6%

Research and development expenses increased $1.5 million, or 18.0%, in the three months ended December 31, 2013 due to a $1.3 million increase in compensation costs largely associated with our acquisitions of Altosoft and Kapow as well as increased headcount to support or mobile and new or acquired products. Research and development expenses increased $2.1 million, or 12.6%, in the six months ended December 31, 2013 due to a $1.9 million increase in compensation costs largely for those same reasons

Sales and Marketing

Sales and marketing expenses consist primarily of personnel costs related to our sales and marketing staff, costs for trade shows, advertising and other lead generating activities, as well as associated costs such as facilities and related overhead charges.

The following table shows sales and marketing expense, in dollars and as a percentage of total revenues:

	Three Months Ended December 31,		Change		Six Months Ended December 31,		Change
	2013	2012	$	%	2013	2012	$	%
	(in thousands, except percentages)
Sales and marketing expense	$ 30,502	$ 23,720	$ 6,782	28.6%	$ 58,541	$ 48,205	$ 10,336	21.4%
% of total revenues	41.2%	37.2%			42.0%	38.9%

Sales and marketing expenses increased $6.8 million, or 28.6%, in the three months ended December 31, 2013 due to a $4.4 million increase in compensation costs largely associated with our acquisitions of Altosoft and Kapow and consistent with our plan to increase investment in the sales organization. Sales and marketing expenses increased $10.3 million, or 21.4%, in the six months ended December 31, 2013 due to a $6.1 million increase in compensation costs largely for those same reasons.

General and Administrative

General and administrative expenses consist primarily of personnel costs for our executive, finance, human resource and legal functions, as well as associated costs such as facilities and related overhead charges. Also included in general and administrative expenses are costs associated with legal, accounting, tax and advisory fees.

The following table shows general and administrative expense, in dollars and as a percentage of total revenues:

	Three Months Ended December 31,		Change		Six Months Ended December 31,		Change
	2013	2012	$	%	2013	2012	$	%
	(in thousands, except percentages)
General and administrative expense	$ 9,695	$ 9,907	$ (212)	(2.1)%	$ 18,886	$ 19,235	$ (349)	(1.8)%
% of total revenues	13.1%	15.5%			13.5%	15.5%

General and administrative expenses decreased $0.2 million, or 2.1%, in the three months ended December 31, 2013 primarily due to a decrease in depreciation and amortization expense as well as reduced share-based payment expense. General and administrative expenses decreased $0.4 million, or 1.8%, in the six months ended December 31, 2013 primarily due to those same reasons.

Amortization of Acquired Intangible Assets - We record amortization expense relating to our acquired intangible assets using the straight-line method over the estimated useful life of the respective asset. Our intangible assets include acquired contractual and customer relationships, technology and trade names, each based on their fair values ascribed in accounting for the initial business acquisition. The following table shows expense related to the amortization of acquired intangible assets, in dollars and as a percentage of total revenues:

	Three Months Ended December 31,		Change		Six Months Ended December 31,		Change
	2013	2012	$	%	2013	2012	$	%
	(in thousands, except percentages)
Amortization of acquired intangible assets	$ 2,340	$ 1,619	$ 721	44.5%	$ 4,564	$ 3,226	$ 1,338	41.5%
% of total revenues	3.2%	2.5%			3.3%	2.6%

Amortization of acquired intangible assets increased $0.7 million, or 44.5%, to $2.3 million in the three months ended December 31, 2013, due to additional amortization of acquired intangible assets arising from our acquisitions of Altosoft and Kapow. Amortization of acquired intangible assets increased $1.3 million, or 41.5%, to $4.6 million in the six months ended December 31, 2013, due to that same reason.

Acquisition-related Costs - Acquisition-related costs include those costs related to acquisitions and consist of (i) costs directly attributable to our acquisition strategy and the evaluation, consummation and integration of our acquisitions and (ii) transition compensation costs.

The following table shows Acquisition-related costs, in dollars and as a percentage of total revenues:

	Three Months Ended December 31,		Change		Six Months Ended December 31,		Change
	2013	2012	$	%	2013	2012	$	%
	(in thousands, except percentages)
Acquisition-related costs	$ (2,208)	$ 1,505	$ (3,713)	(246.7) %	$ (105)	$ 2,943	$ (3,048)	(103.6)%
% of total revenues	(3.0)%	2.4%			(0.1)%	2.4%

Acquisition-related costs decreased $3.7 million, or 246.7%, to a $2.2 million credit in the three months ended December 31, 2013 due to a decrease in the fair value of contingent consideration related to the Singularity and Altosoft acquisitions as well as other acquisition costs of $0.4 million related to the acquisition of Kapow.

Acquisition-related costs decreased $3.0 million, or 103.6%, to a $0.1 million credit in the six months ended December 31, 2013 due to a $2.5 million decrease in the fair value of contingent consideration related to the Singularity and Altosoft acquisitions as well as direct acquisition costs of $0.7 million related to the acquisition of Kapow.

Other Operating Expense, net - Other operating expenses, net consists of all income or expense that is not directly attributable to one of our other operating revenue or expense lines. The following table shows other operating expenses, net, in dollars and as a percentage of total revenues:

	Three Months Ended December 31,		Change		Six Months Ended December 31,		Change
	2013	2012	$	%	2013	2012	$	%
	(in thousands, except percentages)
Other operating expenses, net	$ 2,923	$ 678	$ 2,245	331.6%	$ 3,231	$ 1,857	$ 1,374	74.0%
% of total revenues	3.9%	1.1%			2.3%	1.5%

Other operating expenses increased $2.2 million, or 331.6% to $2.9 million in the three months ended December 31, 2013 and increased $1.4 million, or 74.0% to $3.2 million in the six months ended December 31, 2013 as a result of the costs associated with the NASDAQ listing.

Finance Income (Expense), net – Finance income (expense), net consists primarily of foreign exchange gains or losses related to our intercompany receivables and payables, to fair value adjustments relating to forward contracts or other financial instruments and to a lesser extent to interest income (expense). The following table shows finance income (expense), net, in dollars and as a percentage of total revenues:

	Three Months Ended December 31,		Change		Six Months Ended December 31,		Change
	2013	2012	$	%	2013	2012	$	%
	(in thousands, except percentages)
Finance income (expense), net	$ 465	$ (1,657)	$ 2,122	(128.0)%	$ 4,153	$ (1,779)	$ 5,932	(333.6)%
% of total revenues	0.6%	(2.6)%			3.0%	(1.4)%

Finance income (expense) net, fluctuated $2.1 million in the three months ended December 31, 2013 and $5.9 million in the six months ended December 31, 2013 representing a swing from loss to income primarily due to unrealized foreign exchange gains related to revaluing non-functional currency denominated intercompany positions.

Income tax expense – The following table shows income tax expense, in dollars and as a percentage of profit from continuing operations:

	Three Months Ended December 31,		Change		Six Months Ended December 31,		Change
	2013	2012	$	%	2013	2012	$	%
	(in thousands, except percentages)
Income tax expense	$ 2,648	$ 1,651	$ 997	60.3%	$ 3,258	$ 2,440	$ 818	33.5%
Income from continuing operations	$ 4,985	$ 2,148			$ 8,050	$ 2,071
Effective tax rate	53.1%	76.9%			40.5%	117.8%

Income tax expense increased by $1.0 million, or 60.3%, to $2.7 million during the three months ended December 31, 2013 and increased by $0.8 million, or 33.5%, to $3.3 million during the six months ended December 31, 2013. Increased income tax expense was the result of greater income from continuing operations for the three and six months ended December 31, 2013 as compared to the three and six months ended December 31, 2012. Effective tax rates decreased, due to the relatively disproportionate effect of significant expenses during the three and six months ended December 31, 2012 that are not deductible for tax purposes.

Liquidity and Capital Resources

Historically, we have financed our business primarily through our cash on hand as well as cash flows from operations. We had $81.2 million of cash and cash equivalents at December 31, 2013, compared to $93.4 million at June 30, 2013. The majority of our cash is held in U.S. dollars, Euros and to a lesser extent, British Pounds. We had no outstanding debt as of June 30, 2013. On October 14, 2013, the Company extended its $40.0 million revolving line of credit to June 30, 2016. Subject to certain conditions, borrowings under the credit facility can be denominated in U.S. dollars, Euros and certain other currencies, can be made in the US and certain other countries and can be increased by an additional $10.0 million. The credit facility is available for general corporate purposes, including acquisitions. As of December 31, 2013, we had $39.5 million available under this revolving credit facility, as $0.5 million is used to guarantee letters of credit in certain operating facilities and payroll services.

The following tables set forth the summary of our cash flows:

	Three Months Ended December 31,
	2013	2012	Change
	($ in thousands)
Cash generated from (used in)
Operating activities	$(186)	$597	$(783)
Investing activities	(2,011)	(3,081)	1,070
Financing activities	11,627	(896)	12,523
Exchange rate effects	(196)	132	(328)
Net increase (decrease)	$9,234	$(3,248)	$12,482

	Six Months Ended December 31,
	2013	2012	Change
	($ in thousands)
Cash generated from (used in)
Operating activities	$18,220	$9,205	$9,015
Investing activities	(43,193)	(5,025)	(38,168)
Financing activities	11,814	566	11,248
Exchange rate effects	979	1,163	(184)
Net increase (decrease)	$(12,180)	$5,909	$(18,089)

Operating Activities

Net cash used in operating activities was $0.2 million in the three months ended December 31, 2013, compared to cash generated from operating activities of $0.6 million in the three months ended December 31, 2012, a net decrease of $0.8 million. That decrease was primarily attributable to a $0.7 million increase in cash paid for taxes in the quarter.

Net cash generated from operating activities was $18.2 million in the six months ended December 31, 2013, compared to $9.2 million in the six months ended December 31, 2012, an increase of $9.0 million. That increase was primarily attributable to a $12.5 million increase in deferred revenue offset by a $3.7 million decrease in provisions and other assets.

Investing Activities

Net cash used in investing activities was $2.0 million in the three months ended December 31, 2013, compared to $3.1 million in the three months ended December 31, 2012, a decreased use of cash of $1.0 million. The primary use of cash in the current period was a $0.8 million in payment associated with our acquisition of Atalasoft and $0.5 million in purchases of fixed assets.

Net cash used in investing activities was $43.2 million in the six months ended December 31, 2013, compared to $5.0 million in the six months ended December 31, 2012, an increased use of $38.2 million. The primary use of cash in the current period was a $40.3 million payment associated with our acquisition of Kapow, $0.7 million deferred consideration payment for the Altosoft acquisition, and $1.1 million earnout payment for the Atalasoft acquisition. Additionally, we purchased $2.0 million of fixed assets.

Financing Activities

Net cash generated from financing activities was $11.6 million in the three months ended December 31, 2013, compared to net cash used of $0.9 million in the three months ended December 31, 2012 an increase of $12.5 million due primarily to $12.4 in net proceeds from our NASDAQ listing.

Net cash generated from financing activities was $11.8 million in the six months ended December 31, 2013, compared to $0.6 million in the six months ended December 31, 2012 an increase of $11.2 million due primarily to $12.4 million in net proceeds from NASDAQ listing offset by decreases of $0.6 million from net purchases of employee benefit shares and proceeds from option exercises, issuance of share capital and interest paid.

Exchange Rate Effects

We operate in many countries around the world, and maintain cash balances in locations in currencies other than the U.S. dollar. In the three months ended December 31, 2013 cash and cash equivalents decreased by $0.2 million due to changes in foreign exchange rate, while during the three months ended December 31, 2012 our cash and cash equivalents increased by $0.1 million. During the six months ended December 31, 2013 cash and cash equivalents increased by $1.0 million due to changes in foreign exchange rates, while during the six months ended December 31, 2012 our cash and cash equivalents increased by $1.2 million due to changes in foreign exchange rates, as we maintained more cash on hand in U.S. dollars this period. Our cash and cash equivalents will continue to fluctuate in the future, as foreign currency exchange rates vary over time.

Treasury Management

On October 14, 2013, the Company extended the term of its $40.0 million revolving line of credit with Bank of America Merrill Lynch to June 30, 2016. Subject to certain conditions, borrowings under the credit facility can be denominated in U.S. dollars, euros and certain other currencies and can be made in the U.S. and certain other countries. The credit facility is available for general corporate purposes, including acquisitions, is secured by certain assets of the Company and can be increased by an additional $10.0 million. As of December 31, 2013 $39.5 million was available as $0.5 million has been used to guarantee letters of credit in certain operating facilities and payroll services.

The Company has significant overseas subsidiaries, which operate principally in their local currencies. Where appropriate, intra group borrowings are arranged in functional currencies of the borrower to centralize the foreign exchange impact and provide a natural hedge against exchange rate movement risks.

The Company hedges certain foreign currency cash and cash flows relating to transactions in accordance with policies set by the Board of Directors. Assessment of the credit risk profile of the Company’s key customers and resellers is centralized for increased focus.

Reconciliation of Non-IFRS Measures

Management uses financial measures, both IFRS and non-IFRS, in analyzing and assessing the overall performance of the business and for making operational decisions. We have provided and believe that the non-IFRS financial measures and supplemental reconciliation to IFRS financial measures are useful to investors and other users of our financial statements because the non-IFRS financial measures may be used as additional tools to compare business performance across peer companies, periods and financial markets.

While we use non-IFRS measures as a tool to enhance our understanding of certain aspects of our financial performance, we do not believe that these non-IFRS measures are a substitute for, or are superior to, the information provided by IFRS results. As such, the presentation of non-IFRS measures is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS. The primary limitations associated with the use of non-IFRS measures as compared to IFRS results are that non-IFRS measures may not be comparable to similarly titled measures used by other companies in our industry and that non-IFRS measures may exclude financial information that some investors may consider important in evaluating our performance. We compensate for these limitations by providing disclosure of the differences between non-IFRS measures and IFRS results, including providing a reconciliation of each non-IFRS measure to IFRS results, in order to enable investors to perform their own analysis of our operating results.

Non-IFRS Revenues - We define Non-IFRS revenue as revenue, as reported under IFRS, increased to include revenue that is associated with our historic acquisitions that has been excluded from reported results for a given period due to the effects of purchase accounting. In accordance with IFRS purchase accounting, an acquired company’s deferred revenue at the date of acquisition is subject to a fair value adjustment which reduces the deferred amount and revenues recognized subsequent to an acquisition. We include Non-IFRS revenue to allow for more complete comparisons to the financial results of our historical operations, forward-looking guidance and the financial results of peer companies. We believe these adjustments are useful to management and investors as a measure of the ongoing performance of the business. Additionally, although acquisition related revenue adjustments are non-recurring we may incur similar adjustments in connection with any future acquisitions. The tables below provide a reconciliation of IFRS revenues to Non-IFRS revenues related to all of our historic acquisitions:

	Three Months Ended December 31, 2013			Three Months Ended December 31, 2012
	Revenues (as reported under IFRS)	Acquisition Fair Value Adjustment	Non-IFRS Revenues	Revenues (as reported under IFRS)	Acquisition Fair Value Adjustment	Non-IFRS Revenues
	($ in thousands)			($ in thousands)
Software licenses	$30,385	$2,187	$32,572	$25,017	$42	$25,059
Maintenance services	33,491	297	33,788	30,804	112	30,916
Professional services	10,173	516	10,689	7,883	−	7,883
Total revenues	$74,049	$3,000	$77,049	$63,704	$154	$63,858

	Six Months Ended December 31, 2013			Six Months Ended December 31, 2012
	Revenues (as reported under IFRS)	Acquisition Fair Value Adjustment	Non-IFRS Revenues	Revenues (as reported under IFRS)	Acquisition Fair Value Adjustment	Non-IFRS Revenues
	($ in thousands)			($ in thousands)
Software licenses	$54,829	$3,702	$58,531	$47,149	$85	$47,234
Maintenance services	65,588	603	66,191	60,680	112	60,792
Professional services	19,043	830	19,873	16,010	−	16,010
Total revenues	$139,460	$5,135	$144,595	$123,839	$197	$124,036

Non-IFRS Income from Operations - We define Non-IFRS income from operations as income from operations, as reported under IFRS, excluding the effect of acquisition fair value adjustment to revenue, share-based payment expense, depreciation expense, amortization of acquired intangible assets, acquisition-related costs, restructuring costs and other operating expense, net. Share-based payment expense, depreciation expense and amortization of acquired intangible assets in our Non-IFRS income from operations reconciliation represent non-cash charges which are not considered by management in evaluating our operating performance. Acquisition-related costs consist of: (i) costs directly attributable to our acquisition strategy and the evaluation, consummation and integration of our acquisitions (composed substantially of professional services fees including legal, accounting and other consultants and to a lesser degree to our personnel whose responsibilities are devoted to acquisition activities), and (ii) transition compensation costs (composed substantially of contingent payments for shares that are treated as compensation expense and retention payments that are anticipated to become payable to employees, as well as severance payments to employees whose positions were made redundant). These acquisition-related costs are not considered to be related to the organic continuing operations of the acquired businesses and are generally not relevant to assessing or estimating the long-term performance of the acquired assets. Restructuring costs are not considered in assessing our performance as we have not generally incurred such costs for our continuing operations. Other operating expense, net represents items that are not necessarily related to our recurring operations and which therefore are not, under IFRS, included in other expense lines. Accordingly, we exclude those amounts when assessing Non-IFRS income from operations. At times when we are communicating with our shareholders, analysts and other parties we refer to Non-IFRS income from operations as adjusted EBITDA.

We assess Non-IFRS income from operations as a percentage of total Non-IFRS revenues and by doing so; we are able to evaluate our relative performance of our revenue growth compared to the expense growth for those items included in Non-IFRS income from operations. This measure allows management and our Board of Directors to compare our performance against that of other companies in our industry that may be of different sizes.

The following table provides a reconciliation of IFRS income from operations to Non-IFRS income from operations and presents Non-IFRS income from operations as a percentage of total revenues.

	Three Months Ended December 31,		Six Months Ended December 31,
	2013	2012	2013	2012
	($ in thousands)
Income from operations	$4,520	$3,805	$3,897	$3,850
Acquisition fair value adjustment to revenues	3,000	154	5,135	197
Share-based payment expense	1,117	829	1,866	1,191
Depreciation and amortization expense	1,288	1,465	2,670	3,048
Amortization of acquired intangible assets	2,340	1,619	4,564	3,226
Acquisition-related costs	(2,208)	1,505	(105)	2,943
Other operating expenses, net	2,922	678	3,231	1,857
Non-IFRS income from operations	$12,979	$10,055	$21,258	$16,312

Non-IFRS income from operations as a percentage of adjusted revenues	16.8%	15.7%	14.7%	13.2%

Adjusted Cash Flows from Operations - We define Adjusted cash flows from operations as net cash inflows from operating activities, as reported under IFRS, adjusted for income taxes paid or refunded and payments under restructurings. Income taxes paid is included in this reconciliation as the timing of cash payments and receipts can vary significantly from year-to-year based on a number of factors, including the influence of acquisitions on our consolidated tax attributes. Payments for restructurings relate to a specific activity that is not part of ongoing operations. The table below provides a reconciliation of IFRS cash flows from operations to Adjusted cash flows from operations:

	Three Months Ended December 31,		Six Months Ended December 31,
	2013	2012	2013	2012
	($ in thousands)
Cash flows from operations	$(186)	$597	$18,220	$9,205
Income taxes paid	3,568	2,927	4,870	4,778
Payments under restructuring	488	27	588	867
Adjusted cash flows from operations	$3,870	$3,551	$23,678	$14,850

Adjusted cash flow from operations increased $0.3 million to $3.9 million for the three months ended December 31, 2013 as a result of increased tax and restructuring payments combined with decreases in cash flow from operations.

Adjusted cash flow from operations increased $8.8 million to $23.7 million for the six months ended December 31, 2013 as a result of increased cash flows from operations and tax payments combined with a decrease in payments under restructuring.

Adjusted diluted earnings per share - We define Adjusted diluted earnings per share as diluted earnings per share, as reported under IFRS, adjusted by certain items that are also excluded from our Non-IFRS income from operations and which are discussed above. The most comparable IFRS metrics, ‘income (loss) from continuing operations, after tax’ and ‘earnings per share – diluted’, also include the reconciling items finance income (expense), net, and the impacts of income taxes on each of the other reconciling items. Therefore, we include this non-IFRS measure in order to provide a more complete comparison of our earnings per share from one period to another.

The tables below provide a reconciliation of our Adjusted diluted earnings per share, and our associated Non-IFRS income (loss) from continuing operations, after tax:

Reconciliation of Adjusted Diluted Earnings Per Share

	For the Three Months Ended December 31,
	2013		2012
	Per Diluted Share		Per Diluted Share
	($ in thousands, except per share data)
Income from continuing operations, after tax	$0.03	$2,337	$0.01	$497
Acquisition fair value adjustment to revenues	0.03	3,000	0.00	154
Share-based payment expense	0.01	1,117	0.01	829
Amortization of intangible assets	0.03	2,340	0.02	1,619
Acquisition-related costs	(0.03)	(2,208)	0.01	1,505
Net finance and other income and expense	0.03	2,457	0.03	2,335
Tax effect of above	(0.02)	(1,671)	(0.01)	(1,126)
Adjusted diluted earnings per share	$0.08		$0.07

	For the Six Months Ended December 31,
	2013		2012
	Per Diluted Share		Per Diluted Share
	($ in thousands, except per share data)
Income/(loss) from continuing operations, after tax	$0.05	$4,792	$(0.00)	$(369)
Acquisition fair value adjustment to revenues	0.06	5,135	0.00	197
Share-based payment expense	0.02	1,866	0.01	1,191
Amortization of intangible assets	0.05	4,564	0.04	3,226
Acquisition-related costs	(0.00)	(105)	0.03	2,943
Net finance and other income and expense	(0.01)	(922)	0.04	3,636
Tax effect of above	(0.04)	(3,761)	(0.02)	(1,879)
Adjusted diluted earnings per share	$0.13		$0.10

Supplemental Information

The following supplemental information is used to reconcile IFRS Income from operations to Non-IFRS Income from operations:

Share based payment expense recognized by functional line in the Condensed Consolidated Income Statements is as follows:

	For the Three Months Ended December 31,
	2013	2012
	($ in thousands)
Cost of maintenance services	$17	$	−
Cost of professional services	16		−
Research and development	210		129
Selling and marketing	567		323
General and administrative	307		377
Total share-based payment expense	$1,117		$829

	For the Six Months Ended December 31,
	2013	2012
	($ in thousands)
Cost of maintenance services	$31	$	−
Cost of professional services	41		1
Research and development	350		204
Selling and marketing	936		411
General and administrative	508		575
Total share-based payment expense	$1,866		$1,191

Depreciation and amortization expense recognized by functional line in the Condensed Consolidated Income Statements is as follows:

	For the Three Months Ended December 31,
	2013	2012
	($ in thousands)
Cost of software licenses	$8	$16
Cost of maintenance services	117	140
Cost of professional services	193	260
Research and development	399	402
Selling and marketing	392	423
General and administrative	179	224
Total depreciation and amortization expense	$1,288	$1,465

	For the Six Months Ended December 31,
	2013	2012
	($ in thousands)
Cost of software licenses	$22	$33
Cost of maintenance services	247	294
Cost of professional services	413	553
Research and development	802	821
Selling and marketing	809	885
General and administrative	377	462
Total depreciation and amortization expense	$2,670	$3,048

Going Concern

Our financial statements have been prepared on the basis that the Company is a going concern. In connection with this presentation, the Board has reviewed the Company's forecasts and budgets, borrowing facilities, plans and various other analyses to determine the level of uncertainties in the business. The use of the going concern basis of accounting is appropriate because there are no material uncertainties relating to events or conditions that may cast significant doubt about the ability of the Company to continue as a going concern.

Principal Risks and Uncertainties

The principal risks and uncertainties facing the Company were disclosed on pages 12 and 13 of Kofax plc’s 2013 Annual Report, which presents the results of the Company prior to the structural change, in which Kofax plc. became a wholly-owned subsidiary of Kofax Limited. Kofax Limited was incorporated solely for this purpose. This change will not have any effect on the manner in which our business is conducted.

James Arnold, Jr.
Chief Financial Officer
February 3, 2014

Kofax Limited
Unaudited Condensed Consolidated Income Statements
($ in thousands, except per share amounts)

	For the Three Months Ended		For the Six Months Ended
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012

Software licenses	30,385	25,017	54,829	47,149
Maintenance services	33,491	30,804	65,588	60,680
Professional services	10,173	7,883	19,043	16,010
Total revenues	74,049	63,704	139,460	123,839

Cost of software licenses	3,029	2,295	5,685	4,726
Cost of maintenance services	5,079	4,537	9,886	8,763
Cost of professional services	8,218	7,205	15,847	14,130
Research and development	9,951	8,433	19,028	16,904
Sales and marketing	30,502	23,720	58,541	48,205
General and administrative	9,695	9,907	18,886	19,235
Amortization of acquired intangible assets	2,340	1,619	4,564	3,226
Acquisition-related costs	(2,208)	1,505	(105)	2,943
Other operating expenses, net	2,923	678	3,231	1,857
Operating costs and expenses	69,529	59,899	135,563	119,989

Income from operations	4,520	3,805	3,897	3,850

Finance income	754	65	4,599	116
Finance expense	(289)	(1,722)	(446)	(1,895)

Income from continuing operations, before tax	4,985	2,148	8,050	2,071

Income tax expense	2,648	1,651	3,258	2,440

Income/(loss) attributable to equity holders of the Parent	2,337	497	4,792	(369)

Earnings/(loss) per share
> Basic	0.03	0.01	0.06	(0.00)
> Diluted	0.03	0.01	0.05	(0.00)

Kofax Limited
Unaudited Condensed Consolidated Statements of Comprehensive Income
($ in thousands)

	For the Three Months Ended		For the Six Months Ended
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012

Income/(loss) attributable to equity holders of the Parent	2,337	497	4,792	(369)

Other comprehensive income/(loss)
Items that may be subsequently reclassified to profit or loss
Exchange gains/(losses) arising on translation of foreign operations	(1,830)	1,928	(1,110)	4,106
Income tax relating to items that may be reclassified	(2)	(43)	(12)	22
	(1,832)	1,885	(1,122)	4,128
Items that will not be reclassified to profit or loss
Actuarial (losses)/gains on defined benefit pension plans	398	127	339	252
Income tax relating to items that will not be reclassified	(59)	(21)	(59)	(40)
	339	106	280	212
Other comprehensive income/(loss) for the period, net of tax
Total comprehensive income for the period, net of tax, attributable to equity holders of the Parent	(1,493)	1,991	(842)	4,340
Income/(loss) attributable to equity holders of the Parent	844	2,488	3,950	3,971

Kofax Limited
Unaudited Condensed Consolidated Statements of Financial Position
($ in thousands)

	December 31, 2013	June 30, 2013

Current assets:
Cash and cash equivalents	81,233	93,413
Trade receivables, net	60,486	60,929
Inventories	1,528	1,800
Deferred tax assets	609	2,024
Other current assets	9,234	8,657
Total current assets	153,090	166,823
Other non-current assets	3,468	3,671
Property and equipment	4,599	4,510
Deferred tax assets	26,126	14,350
Intangible assets	232,732	189,789
Total assets	420,015	379,143

Current liabilities
Trade and other payables	36,969	35,504
Deferred income – current	72,610	62,955
Current tax liabilities	10,578	10,106
Provisions – current	7,899	8,397
Total current liabilities	128,056	116,962
Employee benefits	3,210	3,018
Deferred income – non-current	7,657	5,095
Deferred tax liabilities	18,098	14,607
Provisions – non-current	5,873	2,334

Shareholders’ equity
Share capital	97	95
Share premium account	31,634	18,957
Employee benefit shares	(15,712)	(15,294)
Treasury shares	(15,980)	(15,980)
Merger reserve	2,835	2,835
Retained earnings	236,052	227,197
Currency translation adjustment	18,195	19,317
Total Shareholders’ equity	257,121	237,127
Total liabilities and Shareholders’ equity	420,015	379,143

Kofax Limited
Unaudited Condensed Consolidated Statements of Changes in Equity
($ in thousands)

	Share Capital	Share Premium Account	Employee Benefit Shares	Treasury Shares	Merger Reserve	Retained Earnings	Currency Translation Adjustment	Total Equity

As of June 30, 2012	94	17,091	(17,386)	(15,980)	2,835	216,585	14,701	217,940

Loss for the period	–	–	–	–	–	(369)	–	(369)
Other comprehensive income, net of tax	–	–	–	–	–	212	4,128	4,340
Total comprehensive income for the period	–	–	–	–	–	(157)	4,128	3,971
Tax on equity awards	–	–	–	–	–	1,173	–	1,173
Share-based payment expense	–	–	–	–	–	1,503	–	1,503
Changes in employee benefit shares	–	–	(953)	–	–	–	–	(953)
New share capital issued	1	1,783	–	–	–	–	–	1,784
As of December 31, 2012	95	18,874	(18,339)	(15,980)	2,835	219,104	18,829	225,418

Profit for the period	–	–	–	–	–	10,370	–	10,370
Other comprehensive income, net of tax	–	–	–	–	–	(891)	488	(403)
Total comprehensive income for the period	–	–	–	–	–	9,479	488	9,967
Tax on equity awards	–	–	–	–	–	1,012	–	1,012
Share-based payment expense	–	–	–	–	–	(110)	–	(110)
Changes in employee benefit shares	–	–	3,045	–	–	(2,288)	–	757
New share capital issued	–	83	–	–	–	–	–	83
As of June 30, 2013	95	18,957	(15,294)	(15,980)	2,835	227,197	19,317	237,127

Profit for the period	–	–	–	–	–	4,792	–	4,792
Other comprehensive income, net of tax	–	–	–	–	–	280	(1,122)	(842)
Total comprehensive income for the period	–	–	–	–	–	5,072	(1,122)	3,950
Tax on equity awards	–	–	–	–	–	2,088	–	2,088
Share-based payment expense	–	–	–	–	–	1,866	–	1,866
Changes in employee benefit shares	–	–	(418)	–	–	(171)	–	(589)
New share capital issued	2	12,677	–	–	–	–	–	12,679
As of December 31, 2013	97	31,634	(15,712)	(15,980)	2,835	236,052	18,195	257,121

Kofax Limited
Unaudited Condensed Consolidated Statements of Cash Flows
($ in thousands)

	For the Six Months Ended
	December 31, 2013	December 31, 2012

Cash flows from operating activities
Income from continuing operations before tax	8,050	2,071
Adjustments to reconcile profit before tax to net cash flows:
Finance income	(4,599)	(116)
Finance expense	446	1,895
Depreciation and amortization	7,287	6,274
Share-based payment expense	1,866	1,191
Changes in operating assets and liabilities:
Trade receivables, net	3,508	11,550
Other assets	618	(1,591)
Trade and other payables	(47)	(5,893)
Deferred income	9,562	(2,878)
Provisions	(3,013)	2,347
Payments under restructuring – personnel	(588)	(867)
Income taxes paid	(4,870)	(4,778)
Net cash inflow from operating activities	18,220	9,205

Cash flows from investing activities
Purchase of property and equipment, licenses and similar rights	(2,177)	(1,233)
Acquisition of subsidiaries, net of cash acquired*	(41,085)	(4,499)
Proceeds from sale of discontinued operations	−	600
Interest received	69	107
Net cash outflow from investing activities	(43,193)	(5,025)

Cash flows from financing activities
Issue of share capital	313	1,746
Proceeds from initial public offering	12,366	-
Purchases of and proceeds from employee benefit shares	(589)	(959)
Interest paid	(276)	(221)
Net cash inflow from financing activities	11,814	566

Net increase/(decrease) in cash and cash equivalents	(13,159)	4,746
Cash and cash equivalents at start of the period	93,413	81,122
Exchange rate effects	979	1,163
Cash and cash equivalents at the end of the period	81,233	87,031

* The Group cash outflow from acquisitions is net of $1.3 million cash acquired from the Kapow acquisition and also includes payments of contingent consideration related to the Atalasoft acquisition of $1.2 million and deferred consideration related to the Altosoft acquisition of $0.7 million.

NOTE 1 ACCOUNTING POLICIES

1.1 Basis of presentation

The unaudited Condensed Consolidated Interim Financial Statements for the six months ended December 31, 2013 have been prepared in accordance with IAS 34, “Interim Financial Reporting” and the Disclosure and Transparency Rules of the Financial Services Authority.

On December 5, 2013, the Group effected an initial public offering of 2,300,000 shares of common stock at a price to the public of $5.85 per share. The shares began trading on the NASDAQ Global Select Market on that exchange under the ticker symbol "KFX." All of the shares of common stock being offered were by Kofax; there were no selling Kofax shareholders. Additionally, the Group established Kofax Limited as the parent company through a scheme of arrangement under Part 26 of the U.K. Companies Act of 2006. As part of the scheme, the Group established a new par value of $0.001 per share replacing the 2.5 pence per under Kofax plc. The reorganization of the Group has been accounted for in accordance with the principles of merger accounting as applicable to group reorganizations. The consolidated financial statements are therefore presented as if Kofax Limited had been the parent company of the Group throughout the periods presented. Share capital and share premium mounts in the comparative periods have been retroactively adjusted to reflect such establishment.

The Condensed Consolidated Interim Financial Statements do not include all information and disclosures as required in the Consolidated Annual Financial Statements, and should be read in conjunction with the Group’s Consolidated Annual Financial Statements of Kofax plc for the year ended June 30, 2013 and prospectus dated November 28, 2013.

The Condensed Consolidated Interim Financial Statements were approved by the Board of Directors on February 3, 2014.

1.2 Summary of significant accounting policies

The accounting policies adopted in preparation of the Condensed Consolidated Interim Financial Statements are consistent with those followed in preparation of the Consolidated Annual Financial Statements for the year ended June 30, 2013.

The adoption of the standards/ interpretations that have become effective for the current fiscal year have already been outlined in detail in the Consolidated Annual Financial Statements for the year ended June 30, 2013 and were not considered to have a significant impact on these Condensed Consolidated Interim Financial Statements.

1.3 Seasonality of operations

Many contracts, particularly those sold through the direct sales force, are finalized in the latter portions of any given quarter. Additionally, Group revenue may vary from quarter to quarter, depending on the timing and size of license revenue, which may contain individually large contracts in any given period. The first and third fiscal quarters have historically been seasonally weaker than the second and fourth quarters. This information is provided to allow for a proper appreciation of the results, however management have concluded that this does not constitute “highly seasonal” as considered by IAS 34 Interim Financial Reporting.

NOTE 2 BUSINESS COMBINATIONS

Acquisition of Kapow

On July 31, 2013, Kofax acquired 100% of the shares of Kapow Technologies Holdings, Inc. (Kapow), a company incorporated in the United States, specializing in data integration software. Kapow’s software will assist in Kofax’s ability to integrate smart process applications with third party software for content import and export purposes as well as data validation during a business process. In addition, it will assist in penetrating the emerging electronic content transformation segment of the multichannel capture market, and is highly complementary to the recent acquisition of Altosoft’s business intelligence and analytics products. The acquisition will be accounted for using the acquisition method.

The consolidated financial statements include the results of Kapow during the five month period from the acquisition date. The provisional fair value of the identifiable assets and liabilities of Kapow, at the acquisition date, are as follows:

July 31, 2013
($ in thousands)
Current assets:
Cash and cash equivalents	1,276
Trade receivables, net	3,048
Other current assets	461
Total current assets	4,785
Other non-current assets	87
Property and equipment	99
Deferred tax assets	8,703
Technology−intangible	10,700
Customer relationships−intangible	5,400
In-process R&D−intangible	700
Trade names−intangibles	200
Total assets	30,674

Current liabilities
Trade and other payables	536
Other current liabilities	961
Deferred income – current	1,076
Total current liabilities	2,573
Other liabilities	25
Deferred tax liabilities	6,384
Total liabilities	8,982

Net assets acquired	21,692

Consideration paid in cash at time of closing	40,524
Deferred consideration	6,624
Total consideration	47,148

Goodwill arising from acquisition	25,456

Analysis of cash flows on acquisition:

($ in thousands)
Cash outflow at time of closing	40,524
Less: cash acquired	1,276
Total cash consideration	39,248

The provisional goodwill of $25.5 million includes the value of acquired technologies, and expected synergies arising from the acquisition and the workforce, which is not separately recognizable. None of the goodwill is expected to be deductible for tax purposes.

From the date of acquisition, Kapow has contributed $2.5 million of revenues and $4.0 million of net loss to the Group. If the combination had taken place at the beginning of the fiscal year, revenues from Kapow’s operations would have been approximately $3.5 million higher and the net income would have decreased by approximately $5.0 million and would have made the Group’s total revenues $140.4 million and net income $3.8 million.

NOTE 3 OPERATING SEGMENTS

The Group operates one business segment, the software business. All products and services are considered one solution to customers and are operated and analyzed under one income statement provided to and evaluated by the chief operating decision maker (CODM). The CODM manages the business based on the key measures for resource allocation, based on a single set of financial data that encompasses the Group’s entire operations for purposes of making operating decisions and assessing financial performance. The Group’s CODM is the Chief Executive Officer.

There are no reportable assets that meet the criteria under IFRS 8 to be reported under the single operating segment.

Entity-wide Disclosures

The following revenue information is based on the location of the customer:

	Americas	UK	Germany	Rest of EMEA	Asia- Pacific	Total
External Revenues for the Three Months Ended	($ in thousands)

December 31, 2013	41,354	7,256	5,201	15,299	4,939	74,049
December 31, 2012	34,520	6,555	4,330	13,954	4,345	63,704

	Americas	UK	Germany	Rest of EMEA	Asia- Pacific	Total
External Revenues for the Six Months Ended	($ in thousands)

December 31, 2013	78,850	14,060	9,423	28,015	9,112	139,460
December 31, 2012	67,109	14,620	8,504	24,559	9,047	123,839

The following table presents non-current assets by subsidiary location:

	America	UK	Germany	Rest of EMEA	Asia- Pacific	Total
Non-current assets	($ in thousands)

As of December 31, 2013	154,584	35,502	6,536	35,577	6,985	239,184
As of June 30, 2013	116,054	34,806	6,078	33,734	6,407	197,079

Non-current assets for this purpose consist of property and equipment, intangible assets, and other non-current assets– excluding security deposits and deferred tax assets.

NOTE 4 OPERATING COSTS AND EXPENSES

Operating costs and expenses include the following key elements:

	For the Three Months Ended		For the Six Months Ended
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
	($ in thousands)
Staff costs excluding share-based payment expense	44,331	36,435	83,973	72,724
Share-based payment expense	1,117	829	1,866	1,191
Depreciation of property and equipment	576	729	1,249	1,468
Amortization of acquired intangible assets – technology and contractual relationships	2,340	1,619	4,564	3,226
Amortization of intangible assets – licenses and similar rights	712	736	1,421	1,580
Total remuneration for principal auditors	709	1,078	1,145	1,946
Operating lease expense – minimum lease payments	2,030	2,075	4,008	4,047
Acquisition related costs	(2,208)	1,505	(105)	2,943
Third party royalties and commissions	4,080	2,969	7,899	5,821
Travel and entertainment	3,317	2,719	6,421	5,458
Consultants, contractors and advisors	3,443	2,525	6,728	5,495
Direct marketing costs	2,499	2,306	5,589	5,451
Utilities, maintenance and repair	1,613	1,529	3,278	2,987
Other administrative costs	4,970	2,845	7,527	5,652
Total operating costs and expenses	69,529	59,899	135,563	119,989

Amortization of acquired intangibles is a component of both cost of sales and general and administrative expenses. Amortization of acquired technology intangible assets of $2.9 million (December 31, 2012: $2.3 million) relates to cost of sales, and amortization of other intangible assets of $1.7 million (December 31, 2012: $0.9 million) relates to general and administrative expenses.

	For the Three Months Ended		For the Six Months Ended
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
	($ in thousands)
Total cost of sales comprises:
Cost of software licenses	3,029	2,295	5,685	4,726
Cost of maintenance services	5,079	4,537	9,886	8,763
Cost of professional services	8,218	7,205	15,847	14,130
Amortization of acquired technology intangible assets	1,630	1,159	2,910	2,310
Total cost of sales	17,956	15,196	34,328	29,929

Total general and administrative comprises:
General and administrative	9,695	9,907	18,886	19,235
Amortization of other acquired intangibles assets	710	460	1,654	916
Total general and administrative expenses	10,405	10,367	20,540	20,151

NOTE 5 INCOME TAX EXPENSE

The components of income tax expense related to current income tax expense and deferred income tax expense were as follows:

	Three Months Ended December 31,		Six Months Ended December 31,
	2013	2012	2013	2012
	(in thousands)
Current income tax expense
Income tax on profits for the period	4,608	2,056	7,625	4,027
Adjustment for provision in prior periods	131	(89)	(322)	(170)
Total current income tax expense	4,739	1,967	7,303	3,857

Deferred income tax expense
Reversal of temporary differences	(2,091)	(188)	(4,307)	(1,289)
Adjustment for provision in prior periods	−	(128)	262	(128)
Total deferred income tax expense	(2,091)	(316)	(4,045)	(1,417)

Total income tax expense	2,648	1,651	3,258	2,440

The effective tax rate (income tax expense as a percentage of income from continuing operations) can be influenced by the disproportionate effect of significant expenses that are not deductible for tax purposes, together with non-recognition of certain tax losses, and certain income items that do not attract a tax charge.

NOTE 6 EARNINGS PER SHARE

The table below presents the computation of basic and diluted earnings per share:

	For the Three Months Ended		For the Six Months Ended
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
	($ in thousands, except per share data)
Income/(loss) from continuing operations, after tax	2,337	497	4,792	(369)

Earnings/(loss) per share
> Basic	0.03	0.01	0.06	(0.00)
> Diluted	0.03	0.01	0.05	(0.00)

The difference between the diluted and basic calculation is due to the additional shares that would be issued on the conversion of all the dilutive ordinary shares. The table below presents the computation of basic and diluted shares:

	For the Three Months Ended		For the Six Months Ended
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
	($ in thousands)
Weighted average number of shares outstanding*	85.9	84.4	85.5	84.1
Dilutive impact of share options	2.3	1.6	2.1	1.6
Dilutive impact of Long Term Incentive Plan (LTIPs)	3.5	3.2	3.5	3.2
Diluted shares	91.7	89.2	91.1	88.9

*excluding employee benefit shares and Treasury shares

NOTE 7 PROVISIONS

	Personnel Restructuring	Onerous Lease	Contingent Consideration	Others	Total
	($ in thousands)
As of June 30, 2013	586	644	8,090	1,411	10,731
Arising during the period	–	–	9,596	99	9,695
Reversed against income statement	–	–	(3,458)	(92)	(3,550)
Utilized during the period	(602)	(278)	(2,072)	(972)	(3,924)
Exchange differences	16	26	749	29	820
As of December 31, 2013	–	392	12,905	475	13,772

Current	–	330	7,554	15	7,899
Non-current	–	62	5,351	460	5,873
As of December 31, 2013	–	392	12,905	475	13,772

Contingent consideration relates to deferred consideration, contingent consideration, and employee retention payments associated with acquisitions in prior periods and in the six months ended December 31, 2013. On July 25, 2013, the Altosoft share purchase agreement was amended to allow for achievement of earnings targets based on cumulative results in the first two years of the assessment. Management assessed a number of scenarios and based on those scenarios, estimated for financial accounting purposes, that $3.7 million of the contingent consideration will be paid to former shareholders.

In relation to the acquisition of Kapow, an additional $6.6 million of deferred consideration is included in provisions, of which $1.9 million is expected to be paid during the third quarter of 2013, with an additional $2.2 million to be paid one year from closing and $2.5 million to be paid two years from closing, with said amounts being subject to certain indemnification terms and conditions.

Additionally, the threshold for the contingent consideration and related retention bonuses related to the acquisition of Singularity was not achieved in the second measurement period. Accordingly provisions totaling $3.6 million have been reversed against the income statement.

NOTE 9 RELATED PARTY TRANSACTIONS

Directors’ interests in share options and LTIPs

Directors who are also executive officers of the Group held 1,199,800 LTIP shares as of December 31, 2013, of which 300,000 were granted during the six month period ended December 31, 2013 and no LTIPs were vested during the six months ended December 31, 2013. For the remaining LTIPs, based upon performance criteria and other factors, shares become subject to release three years after their issuance. Market prices of the shares were between 146.0 pence and 361.5 pence at the grant dates.

Directors who are also executive officers of the Group held 1,950,000 share options as of December 31, 2013, and no options were granted during six month period ended December 31, 2013, nor did any share options lapse during the period. The exercise periods are between calendar years 2012 and 2020 with exercise prices of the shares between 146 pence and 240 pence.

NOTE 10 CONTINGENT LIABILITIES

There are no material pending or threatened lawsuits against the Group except for one filed November 29, 2012 in which the Group was named as a defendant in a lawsuit filed by Scan EMEA Holding GmbH in Zurich, Switzerland, alleging that the Group breached its contract with Scan EMEA Holding GmbH in connection with the January 2011 agreement to sell the Group’s hardware business. As of December 31, 2013, the Group assessed the merits of the lawsuit, believe it would not have a material adverse effect on its business, results of operations or financial condition and has vigorously litigated this matter and taken other actions available to it to mitigate any potential loss. Concurrent with filing the lawsuit Scan EMEA withheld €1.5 million of the final €2.0 million payment associated with their purchase of the Group’s hardware business.

In January 2014, Scan EMEA Holding GmbH was acquired by Spigraph International SA a pan-European value-added reseller of scanners and capture and image processing software. In conjunction with that transaction, the Group entered into a settlement agreement that resulted in Scan EMEA Holding GmbH waiving the claim.

NOTE 11 SUBSEQUENT EVENTS

No subsequent events other than described in Note 10 have been identified requiring disclosure.

RESPONSIBILITY STATEMENT OF THE EXECUTIVE DIRECTORS IN RESPECT OF THE INTERIM FINANCIAL STATEMENTS

We confirm that to the best of our knowledge:

The condensed consolidated set of financial statements has been prepared in accordance with IAS 34, “Interim Financial Reporting” as adopted by the EU;

The interim management report includes a fair review of the information required by:

a) DTR 4.2.7 R of the Disclosure and Transparency Rules, being an indication of important events that have occurred during the first six months of the financial year and their impact on the condensed set of financial statements and a description of the principal risks and uncertainties for the remaining six months of the year; and

b) DTR 4.2.8 R of the Disclosure and Transparency Rules, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the entity during that period and any changes in the related party transactions described in the last annual report that could do so.

Reynolds C. Bish
Chief Executive Officer
February 3, 2014

James Arnold, Jr.
Chief Financial Officer
February 3, 2014

Source: KofaxRNS

CONTACT:
Media Contact:
Kofax Limited
Colleen Edwards, +1-949-783-1582
Vice President, Corporate Communications
colleen.edwards@kofax.com
or
Investor Contacts:
MKR Group Inc.
Todd Kehrli, +1-323-468-2300
kfx@mkr-group.com
or
FTI Consulting
Sophie McMillan, +44 (0) 20 7831 3113
kofax@fticonsulting.com